8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 聯 利 大
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairv

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
港 中 環 士 丹 利 街 十 六 號 聯 利 大 廈 九 樓
2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

08004427

7 August 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.



SEC
Mail Processing
Section

AUG 18 2008

Washington, DC
104

Re :   China Resources Enterprise, Limited
       Rule 12g3-2(b) Materials, File No.82-4177

SUPPL

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 5 August 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.
c.c.   Mr. Jonathan H. Lemberg,
       Morrison & Foerster, 23/F Entertainment Building
       30 Queen's Road Central, Hong Kong (30318/1)
       (w/o enclosure)
       Mr. Bryan Ho
       The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
       NY 10286, U.S.A.

PROCESSED
AUG 21 2008
THOMSON REUTERS



China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Announcement of unaudited financial results by a subsidiary –
China Resources Jinhua Co., Ltd.

On 4th August, 2008, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the six months ended 30th June, 2008 which will be published in the newspapers in the PRC on 6th August, 2008. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the six months ended 30th June, 2008. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 4th August, 2008, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximately 51% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the six months ended 30th June, 2008 which will be published in the newspapers in the PRC on 6th August, 2008.

China Resources Jinhua Co., Ltd.

Summary of the unaudited consolidated profit and loss account for the six months ended 30th June, 2008 and 30th June, 2007:

	From 1st January, 2008 to 30th June, 2008		From 1st January, 2007 to 30th June, 2007	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	429,443	491,354	474,392	542,783
Profit before income tax	23,072	26,398	33,941	38,834
Income tax	(4,236)	(4,847)	(3,797)	(4,344)
Profit for the period	18,836	21,551	30,144	34,490
Attributable to:				
Shareholders of CR Jinhua	12,586	14,400	24,119	27,596
Minority interests	6,250	7,151	6,025	6,894
	18,836	21,551	30,144	34,490

Notes:

(1) The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

(2) Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB0.874.

General

Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51%. The unaudited results of CR Jinhua for the six months ended 30th June, 2008 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong. The unaudited financial results of CR Jinhua for the six months ended 30th June, 2008 as approved by the board of directors of CR Jinhua is available for viewing on the website of the Shenzhen Stock Exchange at http://www.szse.cn.


By Order of the Board
China Resources Enterprise, Limited
Kwong Man Him
Deputy Managing Director


Hong Kong, 5th August, 2008

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

